UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 19, 2016

DESTINATION MATERNITY CORPORATION

(Exact name of Registrant as specified in Charter)

Delaware	0-21196	13-3045573
(State or Other Jurisdiction of Incorporation or Organization)	Commission File number	(I.R.S. Employer Identification Number)

232 Strawbridge Drive

Moorestown, NJ 08057

(Address of Principal Executive Offices)

(856) 291-9700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01. Entry into a Material Definitive Agreement.

On December 19, 2016 (the “Effective Date”), Destination Maternity Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Orchestra-Premaman S.A., a société anonyme organized under the laws of France (“Orchestra”), and US OP Corporation, a Delaware corporation and a wholly owned subsidiary of Orchestra (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger. The Company’s Board of Directors (the “Company Board”) unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and resolved, subject to the terms of the Merger Agreement, to recommend that the Company’s stockholders adopt the Merger Agreement.

Merger Agreement

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (the “Company Shares”) (other than shares owned directly by Orchestra, Merger Sub or the Company immediately prior to the Effective Time) will be converted into the right to receive 0.515 (the “Exchange Ratio”) American depositary shares of Orchestra (“Orchestra ADSs”). Each Orchestra ADS represents one Orchestra ordinary share with a nominal value of €1.20 per ordinary share (“Orchestra Ordinary Share”) and will be evidenced by an American depositary receipt. The Orchestra ADSs to be issued in the Merger will be listed on the NASDAQ Stock Market (“NASDAQ”).

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding option (each an “Option”) to acquire Company Shares will accelerate and become vested in full and be cancelled. Upon such cancellation, each such Option that has a per share exercise price that is less than the closing price of Company Shares on NASDAQ on the day immediately prior to the closing date will receive a number of shares of Company Shares determined pursuant to the formula set forth in the Merger Agreement, and such Company Shares will be converted into Orchestra ADSs in the Merger based on the Exchange Ratio. Each such Option that has a per share exercise price that is equal to or greater than the closing price of Company Shares on NASDAQ on the day immediately prior to the closing date will receive no consideration with respect to the cancellation thereof.

Pursuant to the terms of the Merger Agreement, each outstanding performance-based restricted stock unit denominated in Company Shares (“RSUs”), each deferred stock unit denominated in Company Shares (“DSUs”) and each restricted stock awards will, immediately prior to the Effective Time, accelerate and become vested in full and shall thereafter represent that number of Company Shares that are subject to such RSU (based on the deemed achievement of the target level of performance applicable to each RSU), DSU or restricted stock award, in the case of the RSUs and restricted stock awards, with the applicable withholding taxes paid by withholding of Company Shares otherwise issuable to such RSU or restricted stock award holder. The Company Shares resulting from such settlement will be converted into Orchestra ADSs in the Merger based on the Exchange Ratio.

Completion of the Merger is subject to satisfaction or waiver of customary closing conditions including, among other things, (1) the adoption of the Merger Agreement by the Company’s stockholders; (2) the requisite approval by holders of Orchestra Ordinary Share approving the issuance of Orchestra Ordinary Shares in connection with the Merger, (3) the effectiveness under the Securities Act of 1933 of the Form F-4 registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Orchestra; (4) NASDAQ’s authorization of the listing of Orchestra ADSs to be issued in the Merger; (5) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval clearance pursuant to EU Merger Regulation; (6) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to specified materiality thresholds); (7) the other party’s performance in all material respects of its obligations under the Merger Agreement; and (8) the absence of a material adverse effect, as defined in the Merger Agreement, on the part of the other party.

The Merger Agreement contains representations and warranties of the parties customary for a transaction of this nature. The Merger Agreement also contains customary covenants and agreements, including, among others, agreements by the Company and Orchestra to conduct their respective businesses in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time, to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party, to convene and hold meetings of their respective stockholders/shareholders for the purpose of obtaining the requisite approval and, subject to certain exceptions, not to withdraw (or qualify or modify in a manner adverse to the other party) the recommendation of the Merger Agreement and the Merger by such party’s board of directors. The Company is also subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit the Company Board to comply with its fiduciary duties.

The Merger Agreement contains certain termination rights for both the Company and Orchestra, including, in the case of the Company, in specified circumstances in connection with an alternative acquisition proposal that has been determined by the Company Board to be a superior proposal (as defined in the Merger Agreement). Upon termination of the Merger Agreement, under specified circumstances (including, in the case of the Company, in connection with a superior proposal and, in the case of Orchestra, the failure to obtain the required Orchestra shareholder approval), either the Company or Orchestra may be required to pay the other party a termination fee of $5.0 million. In addition, and except in certain limited circumstances, if the Merger Agreement is terminated due to the failure to obtain the required vote from the Company’s stockholders to adopt the Merger Agreement, the Company will be obligated to reimburse Orchestra for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, subject to a cap of $2.5 million. Such expense reimbursement may be deducted from any termination fee payable by the Company, if applicable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of the Merger Agreement and solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (ii) are made only as of the dates specified in the Merger Agreement and (iii) have been included in the Merger Agreement for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding its terms and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Governance Agreement

In connection with the execution of the Merger Agreement, the Company, Orchestra and Orchestra’s principal shareholder, Yeled Invest S.à.r.l. (“Yeled”), which owns approximately 68% of the Orchestra Ordinary Shares and 13.7% of the Company Shares, have entered into a Governance Agreement (the “Governance Agreement”). Among other things, the Governance Agreement provides for certain terms and conditions with respect to the governance of Orchestra following the completion of the Merger, including provisions relating to board composition, establishment of board committees, and certain significant transactions that would require supermajority approval by the board of directors of Orchestra. The Governance Agreement also requires Orchestra to maintain the listing of the Orchestra ADSs on NASDAQ for three years after the closing, and to make certain disclosures to Orchestra’s shareholders. In addition, Yeled has agreed to vote the Orchestra Ordinary Shares and the Company Shares owned by it in favor of the transaction at the Orchestra shareholders meeting and the Company stockholders meeting, respectively. The Governance Agreement will terminate upon the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the third anniversary of the Effective Time.

The foregoing description of the Governance Agreement is not purported to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

In connection with the Merger and Company’s entry into the Merger Agreement, the Company also entered into (i) a Consent and Amendment No. 1 to Amended and Restated Credit Agreement, relating to the Company’s $70,000,000 senior secured revolving credit facility (the “Credit Facility”), (ii) a Consent and Amendment No. 1 to Term Loan Credit Agreement,

relating to the Company’s $32,000,000 term loan agreement (the “Term Loan Agreement”), and (iii) a First Amendment to Intercreditor Agreement relating to the intercreditor agreement (the “Intercreditor Agreement”) between the agent under the Credit Facility and the agent under the Term Loan Credit Agreement (collectively, the “Financing Amendments”).

The Financing Amendments provide the consent of the lenders under the Credit Facility and Term Loan Credit Agreement to the Merger, subject to certain conditions, and provide for a new definition of “Change of Control” in the Credit Facility and Term Loan Credit Agreement that will apply after the Merger becomes effective. In the Financing Amendment to the Term Loan Agreement, the parties also amended the definition of “Consolidated EBITDA” to allow the Company to add back certain transaction costs relating to the Merger.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Financing Amendments, copies of which are filed as Exhibits 10.2, 10.3 and 10.4 hereto, respectively, and incorporated herein by reference.

Item 8.01 Other Events.

On December 20, 2016, the Company and Orchestra issued a joint press release relating to the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhit 99.1 and incorporated herein by reference.

Additional Information

This report does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This report relates to the proposed business combination between Destination and Orchestra (the “Merger”). The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the Autorité des Marchés Financiers (“AMF”) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note and other relevant materials available to its stockholders. This report is not a substitute for the F-4 registration statement, proxy statement/prospectus, Securities Note (note d’opération), Orchestra’s Registration Document (document de référence) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and the related documents filed with the AMF at the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination, Orchestra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document (Document de Référence 2015) filed with the AMF on June 30, 2016 under number R.16-063 (and also available in a convenience English translation version) incorporating its accounts 2015, as the same may be amended, updated or superseded from time to time, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies from Destination’s stockholders to approve the Merger.

Cautionary Statements Related to Forward-Looking Statements

Some of the information in this report, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra. following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this report should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 19, 2016, by and among Destination Maternity Corporation, Orchestra-Premaman S.A. and US OP Corporation.*

10.1	Governance Agreement, dated as of December 19, 2016, by and among Destination Maternity Corporation, Orchestra-Prémaman S.A. and Yeled Invest S.à.r.l.*

10.2	Consent and Amendment No. 1 to Amended and Restated Credit Agreement, dated as of December 18, 2016, by and among Wells Fargo Bank, National Association, Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc. and DM Urban Renewal, LLC.

10.3	Consent and Amendment No. 1 to Term Loan Credit Agreement, dated as of December 18, 2016, by and among Wells Fargo Bank, National Association, TPG Specialty Lending, Inc., Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc., and DM Urban Renewal, LLC.

10.4	First Amendment to Intercreditor Agreement, dated December 18, 2016, by and among Wells Fargo Bank, National Association, Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc. and DM Urban Renewal, LLC.

99.1	Joint Press Release dated December 20, 2016.

*	The Company has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of such omitted document to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: December 20, 2016	DESTINATION MATERNITY CORPORATION

	By:	/s/ Anthony M. Romano
Anthony M. Romano
Chief Executive Officer & President

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 19, 2016, by and among Destination Maternity Corporation, Orchestra-Prémaman S.A. and US OP Corporation.*

10.1	Governance Agreement, dated as of December 19, 2016, by and among Destination Maternity Corporation, Orchestra-Premaman S.A. and Yeled Invest S.à.r.l.*

10.2	Consent and Amendment No. 1 to Amended and Restated Credit Agreement, dated as of December 18, 2016, by and among Wells Fargo Bank, National Association, Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc. and DM Urban Renewal, LLC.

10.3	Consent and Amendment No. 1 to Term Loan Credit Agreement, dated as of December 18, 2016, by and among Wells Fargo Bank, National Association, TPG Specialty Lending, Inc., Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc., and DM Urban Renewal, LLC.

10.4	First Amendment to Intercreditor Agreement, dated December 18, 2016, by and among Wells Fargo Bank, National Association, Destination Maternity Corporation, Cave Springs, Inc., Mothers Work Canada, Inc. and DM Urban Renewal, LLC.

99.1	Joint Press Release dated December 19, 2016.

*	The Company has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of such omitted document to the SEC upon request.